Correspondence


                           EASTERN LIGHT CAPITAL, INC.
                 100 Pine St, Suite 560, San Francisco, CA 94111
                     Tel: (415) 693-9500 Fax: (415) 693-9501
                                www.caitreit.com
                                    AMEX: ELC
November 12, 2008

VIA EDGAR and FEDEX

Mr. Daniel L. Gordon, Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 4561
100 F. Street, N.E.
Washington, D.C. 20549


          Re: Eastern Light Capital, Inc. (formerly Capital Alliance Income Trust LTD., A Real Estate Investment Trust)-Form 10-KSB for Fiscal Year Ended December 31, 2007 (File No. 001-12941)

Dear Mr. Gordon:

         We are responding to the comments in your letter to Eastern Light Capital, dated September 8, 2008, concerning our Form 10-KSB referred to above.

     Set forth below are our responses to the Staff's comments. For your convenience, we have included each of the Comments in italicized text before the corresponding response.

Responses:

Evaluation of Disclosure Controls and Procedures
------------------------------------------------

     1. We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 17, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm , failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

          We respectfully submit to you that we have further amended our 10-KSB to disclose management's revised conclusion on the effectiveness of our disclosure controls and procedures and have stated that our disclosure controls and procedures were not effective as of the end of the fiscal year contemplated by the report.

Mr. Gordon
November 12, 2008
Page 2

Management's Annual Report on Internal Control Over Financial Reporting
-----------------------------------------------------------------------

     2. Please revise your disclosure to include a statement identifying the framework used by management to evaluate the effectiveness of internal control over financial reporting as required by Item 308T(a)(2) of Regulation S-K.

         We have revised our disclosure to include a statement identifying the framework used by management to evaluate the effectiveness of internal control over financial reporting as required by Item 308T(a)(2) of Regulation S-K. We have included the following language in our amended Form 10-KSB:

          "Under the supervision and with the participation of our Company's management, including our Chief Executive Officer and Principal Accounting Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our evaluation under the framework, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2007 due to the oversight described below."

         If you have any questions, please contact me at (415) 693-9500.

                                    Very truly yours,

                                    /s/ Gregory Bronshvag
                                    ---------------------
                                    Gregory Bronshvag
                                    Secretary